Ballard Power Systems Inc.

News Release

Ballard Ships Initial 100 ElectraGenTM Systems For Backup Power in Wireless Telecom Networks

For Immediate Release – September 26, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) today confirmed shipment of the Company’s first 100 ElectraGenTM fuel cell power generation systems to Cascadiant Inc. and Inala Technologies, Ballard distributors in Southeast Asia and South Africa, respectively.

These are the first 100 systems shipped subsequent to a recent transaction through which Ballard acquired select assets from IdaTech, a Ballard customer for the past several years. The systems are comprised of both direct hydrogen ElectraGenTM-H2 units as well as methanol fuelled ElectraGenTM-ME units and are planned for deployment in the networks of wireless telecom service providers.

ElectraGenTM-ME systems incorporate a fuel reformer to extract hydrogen from HydroPlusTM, a mixture of methanol and water available from accredited suppliers around the world. The hydrogen is then used as feedstock for the fuel cells. Methanol is a readily available fuel around the globe, making ElectraGenTM-ME a practical solution for backup power needs even in remote locations.

Ballard’s portfolio of highly reliable fuel cell power generation systems provides more cost-effective and environmentally-friendly solutions for ‘short duration runtime’ and ‘extended duration runtime’ backup power applications than the alternatives of lead-acid batteries and diesel generators. Further information regarding Ballard’s backup power solutions is available on the Company’s website at http://www.ballard.com/fuel-cell-applications/backup-power.aspx.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements related to product performance and anticipated value propositions for customers which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com